TAHOE RESOURCES ANNOUNCES DETAILS OF SECOND QUARTER AND FIRST HALF 2016 CONFERENCE CALL

VANCOUVER, British Columbia – July 21, 2016 – Tahoe Resources Inc. (“Tahoe”) (TSX, THO; NYSE: TAHO) today announced that the Company will release its second quarter and first half 2016 financial and operating results after the market close on Tuesday, August 9, 2016. The Company will then host a conference call to review the results the following morning, Wednesday, August 10, 2016, at 10:00 a.m. ET (7:00 a.m. PT). Those wishing to join the call can do so using the telephone numbers listed below. A recording of the call will be available later in the day on August 10, 2016 on the Company’s website at www.tahoeresources.com.

Participant call-in numbers:

1-800-319-4610 (toll free from Canada and the U.S.)
+1-604-638-5340 (from outside Canada and the U.S.)

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298